SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

Global Energy Inc.
(Name of Issuer)

Common Stock	37932B100
(Title of class of securities)	(CUSIP number)

Asi Shalgi
16 Menachem Begin Street, Gama Building, 5th Floor
Ramat Gan 52681, Israel
Telephone: 972-077-202-5444

(Name, address and telephone number of person authorized to receive notices and communications)

March 28, 2011 (1)
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1) This statement on Schedule 13D also serves as the statement or amended statement required on September 22, 2009; March 1, 2010; June 1, 2010; and March 1, 2011.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Asi Shalgi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,127,189 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 32,127,189 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,127,189 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78% (1) (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure is as of July 1, 2011 and comprises 18,072,168 shares held directly, 11,055,021 options exercisable within 60 days of this date, and 3,000,000 options that vest on January 1, 2012.  When the obligation to file a Schedule 13D first arose on September 22, 2009, this figure was 9,174,678.50 (with 6,647,168 shares held directly and 2,527,510.50 options exercisable within 60 days of this date).  When the obligation to file an amended Schedule 13D arose on March 1, 2010, this figure was 10,438,433.75 (with 6,647,168 shares held directly and 3,791,265.75 options exercisable within 60 days of this date).  When the obligation to file a new Schedule 13D arose on June 1, 2010, this figure was 21,863,433.75 (with 18,072,168 shares held directly and 3,791,265.75 options exercisable within 60 days of this date).  When the obligation to file an amended Schedule 13D arose on March 1, 2011, this figure was 23,127,189 (with 18,072,168 shares held directly and 5,055,021 options exercisable within 60 days of this date).  When the obligation to file an amended Schedule 13D arose on March 28, 2011, this figure was 29,127,189 (with 18,072,168 shares held directly and 11,055,021 options exercisable within 60 days of this date).

(2) Based on 314,420,239 shares of common stock outstanding as of May 2, 2011 (as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 16, 2011).  When the obligation to file a Schedule 13D first arose on September 22, 2009, this figure was 10.40% based on 85,658,212 shares of common stock outstanding as of June 10, 2009, as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2009.  When the obligation to file an amended Schedule 13D arose on March 1, 2010, this figure was 3.94% based on 261,284,673 shares of common stock outstanding as of November 10, 2009, as reported in the Issuer's Form 10-Q filed with the SEC on November 16, 2009.  When the obligation to file a new Schedule 13D arose on June 1, 2010, this figure was 14.55% based on 146,480,413 shares of common stock outstanding as of May 12, 2010, as reported in the Issuer's Form 10-Q filed with the SEC on May 17, 2010.  When the obligation to file an amended Schedule 13D arose on March 1, 2011, this figure was 10.11% based on 223,665,471 shares of common stock outstanding as of November 1, 2010, as reported in the Issuer's Form 10-Q filed with the SEC on November 15, 2010.  When the obligation to file an amended Schedule 13D arose on March 28, 2011, this figure was 12.41% based on 223,665,471 shares of common stock outstanding as of November 1, 2010, as reported in the Issuer's Form 10-Q filed with the SEC on November 15, 2010.

Item 1.    Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.001 (the "Common Stock") of Global Energy Inc., a company organized under the laws of Nevada ("Global Energy").  The address of the principal executive offices of Global Energy is 16 Menachem Begin Street, Gama Building, 5th Floor, Ramat Gan, 52681, Israel.

Item 2.    Identity and Background.

(a) – (c), (f)  This Statement is filed by Asi Shalgi, an individual who is a citizen of the State of Israel ("Shalgi").  Shalgi's present principal business occupation is serving as President, Chief Executive Officer and Director of Global Energy, a development stage company that intends to acquire, build and operate facilities in various locations around the world that will use a proprietary technology to produce alternative fuels.  The address of the principal executive offices of Global Energy, and Shalgi's business address, is 16 Menachem Begin Street, Gama Building, 5th Floor, Ramat Gan, 52681, Israel.

(d) – (e)  During the last five years Shalgi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On April 30, 2007, 5,055,021 options were issued to Shalgi for no cash consideration to vest at a rate of 25% per year beginning on April 30, 2008, as follows: 1,263,755.25 options vested on April 30, 2008, 1,263,755.25 options vested on April 30, 2009, 1,263,755.25 options vested on April 30, 2010, and 1,263,755.25 options vested on April 30, 2011.  The exercise price of these options is $0.01 per share.

On September 22, 2009, Shalgi acquired 6,647,168 shares of Common Stock of Global Energy as a result of conversion of a loan that Shalgi provided to Global Energy in the aggregate amount of $66,971.68.  Shalgi used personal funds to provide the loan to Global Energy in July 2008.  On June 1, 2010, 11,425,000 shares of Common Stock of Global Energy were issued to Shalgi in lieu of $114,250 in unpaid salary and expenses accrued from April 2009 owed to Shalgi by Global Energy under Shalgi's employment agreement with Global Energy.  Shalgi did not pay additional consideration in connection with the acquisition of these shares.

On March 28, 2011, Shalgi signed an option agreement with the Global Energy granting him 9,000,000 options to buy shares of Common Stock of Global Energy pursuant to the 2007 Share Option Plan for no cash consideration.  The options had been previously approved by the Board of Directors of the Global Energy on January 31, 2010.  One-third of the options (3,000,000 at an exercise price of $0.0243) vested on January 31, 2010, one-third of the options (3,000,000 at an exercise price of $0.0304) vested as of January 1, 2011, and one-third of the options (3,000,000 at an exercise price of $0.0365) will vest as of January 1, 2012.

Item 4.    Purpose of Transaction.

Shalgi does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Shalgi reserves the right to develop such plans).

Shalgi intends to review the performance of his investment in Global Energy from time to time.  Depending on various factors, including the business, prospects and financial position of Global Energy, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to him, Shalgi will take such actions with respect to his investment in Global Energy as he deems appropriate in light of the circumstances existing from time to time.  Shalgi may purchase additional Common Stock of Global Energy or may, and hereby reserves the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.  In addition, Shalgi may receive additional shares of Common Stock or grants of options in the future at the discretion of Global Energy.

Item 5.    Interest in Securities of the Issuer.

(a)
As of July 1, 2011, Shalgi was the beneficial owner of 32,127,189 shares of Common Stock of Global Energy (with 18,072,168 shares held directly; 11,055,021 options exercisable within 60 days of this date; and 3,000,000 options that will vest on January 1, 2012), which represented approximately 9.78% of the shares of Common Stock outstanding based on 314,420,239 shares of Common Stock outstanding as of May 2, 2011 (as reported in the Issuer's Form 10-Q filed with the SEC on May 16, 2011).

When the obligation to file a Schedule 13D first arose on September 22, 2009, Shalgi was the beneficial owner of 9,174,678.50 shares of Common Stock of Global Energy (with 6,647,168 shares held directly and 2,527,510.50 options exercisable within 60 days of this date), which represented approximately 10.40% of the shares of Common Stock outstanding based on 85,658,212 shares of Common Stock outstanding as of June 10, 2009, as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2009.

When the obligation to file an amended Schedule 13D arose on March 1, 2010, Shalgi was the beneficial owner of 10,438,433.75 shares of Common Stock of Global Energy (with 6,647,168 shares held directly and 3,791,265.75 options exercisable within 60 days of this date), which represented 3.94% of the shares of Common Stock outstanding based on 261,284,673 shares of Common Stock outstanding as of November 10, 2009, as reported in the Issuer's Form 10-Q filed with the SEC on November 16, 2009.

When the obligation to file a new Schedule 13D arose on June 1, 2010, Shalgi was the beneficial owner of 21,863,433.75  shares of Common Stock of Global Energy (with 18,072,168 shares held directly and 3,791,265.75 options exercisable within 60 days of this date), which represented approximately 14.55% of the shares of Common Stock outstanding based on 146,480,413 shares of Common Stock outstanding as of May 12, 2010, as reported in the Issuer's Form 10-Q filed with the SEC on May 17, 2010.

When the obligation to file an amended Schedule 13D arose on March 1, 2011, Shalgi was the beneficial owner of 23,127,189 shares of Common Stock of Global Energy (with 18,072,168 shares held directly and 5,055,021 options exercisable within 60 days of this date), which represented approximately 10.11% of the shares of Common Stock outstanding based on 223,665,471 shares of Common Stock outstanding as of November 1, 2010, as reported in the Issuer's Form 10-Q filed with the SEC on November 15, 2010.

When the obligation to file an amended Schedule 13D arose on March 28, 2011, Shalgi was the beneficial owner of 29,127,189 shares of Common Stock of Global Energy (with 18,072,168 shares held directly and 11,055,021 options exercisable within 60 days of this date), which represented approximately 12.41% of the shares of Common Stock outstanding based on 223,665,471 shares of Common Stock outstanding as of November 1, 2010, as reported in the Issuer's Form 10-Q filed with the SEC on November 15, 2010.

(b)	Shalgi has the sole power to vote or direct the vote of, and the sole power to dispose of, the shares of Common Stock of Global Energy as described in Item 5(a), above.

(c)
Shalgi has not effected any transaction in shares of Common Stock of Global Energy during the 60 days prior to the filing of this Schedule 13D.  Neither has Shalgi effected any transactions in shares of Common Stock of Global Energy during the 60 days prior to September 22, 2009, March 1, 2010, June 1, 2010, March 1, 2011, and March 28, 2011, except as otherwise described in this Schedule 13D.

(d)	Not applicable.

(e)
On March 1, 2010, Shalgi ceased to be the beneficial owner of more than five percent of the shares of Common Stock.  However, on June 1, 2010, Shalgi again became the beneficial owner of more than five percent of the shares of Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Shalgi's employment agreement with Global Energy dated April 30, 2007, Shalgi was granted 5,055,021 options to acquire shares of Common Stock of Global Energy that vested at a rate of 25% per year beginning April 30, 2008.  The exercise price of these options is $0.01 per share.

On March 29, 2011, Shalgi signed an option agreement with Global Energy granting him 9,000,000 options to acquire shares of Common Stock of Global Energy pursuant to the 2007 Share Option Plan.  The options had been previously approved by the Board of Directors of Global Energy on January 31, 2010.  Under the agreement, one-third of the options (3,000,000 at an exercise price of $0.0243) vest on January 31, 2010, one-third of the options (3,000,000 at an exercise price of $0.0304) vest as of January 1, 2011, and one-third of the options (3,000,000 at an exercise price of $0.0365) vest as of January 1, 2012.

On October 3, 2010, Shalgi signed a revocable proxy agreement with Yanai Man granting Shalgi the power to vote 7,150,000 shares of the Common Stock on behalf of Yanai Man regarding any matter and subject at a general meeting of shareholders.  Such agreement was in effect until November 30, 2010.  On October 3, 2010, Shalgi signed a revocable proxy agreement with Ariel Malik granting Shalgi the power to vote 5,512,768 shares of the Common Stock on behalf of Ariel Malik regarding any matter and subject at a general meeting of shareholders.  Such agreement is in effect until cancelled in writing.  On March 31, 2011, Shalgi signed a revocable proxy agreement with Carrigain Investment Ltd. granting Shalgi the power to vote 12,996,734 shares of the Common Stock on behalf of Carrigain Investment Ltd. regarding any matter and subject related to the election of board members at a general meeting of shareholders.  Such agreement is in effect until the first coming assembly of shareholders of the Company unless cancelled in writing.  On the same date, Carrigain Investment Ltd. orally granted Shalgi authority to vote an additional 14,078,266 shares of the Common Stock on behalf of Carrigain Investment Ltd. regarding any matter and subject related to the election of board members at a general meeting of shareholders.  Such agreement is in effect until the first coming assembly of shareholders of the Company unless cancelled.  On March 31, 2011, Ariel Malik orally granted Shalgi authority to vote 5,512,768 shares of the Common Stock on behalf of Ariel Malik regarding any matter and subject at a general meeting of shareholders.  Such agreement is in effect until cancelled.  On April 27, 2011, Shalgi signed a revocable proxy agreement with Hezy Ram granting Shalgi the power to vote 1,200,000 shares of the Common Stock on behalf of Hezy Ram regarding any matter and subject at a general meeting of shareholders.  Such agreement is in effect until cancelled in writing.

Shares of Common Stock that Shalgi has power to vote pursuant to the above described revocable proxy agreements are not counted for the purposes of determining Shalgi's beneficial ownership of shares of Common Stock of Global Energy.

Item 7.    Material to be Filed as Exhibits.

1	Employment agreement, dated April 30, 2007, between Shalgi and Global Energy (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 2, 2007).

2	Option agreement, dated March 29, 2011, between Shalgi and Global Energy.

3	Revocable proxy agreement, dated October 3, 2010, between Shalgi and Yanai Man.

4	Revocable proxy agreement, dated October 3, 2010, between Shalgi and Ariel Malik.

5	Revocable proxy agreement, dated March 31, 2011, between Shalgi and Carrigain Investment Ltd.

6	Revocable proxy agreement, dated April 27, 2011, between Shalgi and Hezy Ram.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 25, 2011

Asi Shalgi /s/ Asi Shalgi —————————————— By: Asi Shalgi Title: Chief Executive Officer and President